Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 15, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9976
Tactical Income Portfolio, Series 70
(the “Trust”)
CIK No. 1898539 File No. 333-262522

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the disclosure states, “The dividend-paying stocks and REITs are selected by applying a disciplined investment strategy which adheres to pre-determined screens and factors.” Please describe these screens and factors and how they are used in the selection process.

Response:       The above-referenced disclosure has been revised as follows:

“The dividend-paying stocks and REITs are selected by applying a disciplined investment strategy which adheres to pre-determined screens and factors, including having a market capitalization greater than $1 billion, a three-month average daily trading volume greater than $1 million and a current indicated dividend yield greater than twice that of the S&P 500® Index at the time of selection. The stocks are then ranked by three equally-weighted factors: price to cash flow; return on assets; and 3-, 6- and 12-month price appreciation. These screens and factors are designed to identify companies that, in our opinion, have above-average dividend yields and trade at attractive valuations.”

2.       Please describe if there are any considerations for how the closed-end funds were selected.

Response:       The Trust notes that the front cover of the prospectus defines “Funds” as including both the closed-end funds and exchange-traded funds. As such, the considerations for the closed-end funds are included within the discussion of how the Funds are selected for the Trust.

3.       Please describe if there are any criteria as to credit quality, maturity or duration. Additionally, please also include a brief example of duration. (e.g., Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.).

Response:       The Trust notes that there are no specific requirements relating to credit quality, maturity, or duration that will exclude a fund from the portfolio. Additionally, the Trust has added the following disclosure to the prospectus with respect to duration:

“The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond’s weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.”

4.       The Staff notes the disclosure states, “[T]he quality and character of the securities held by the Funds (mostly focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions).” Please specify the criteria used.

Response: Please refer to the Trust’s response to Comment 3 above.

5.       The Staff requests an explanation on the reasoning the last two paragraphs of the Portfolio Selection Process are included for this Trust.

Response: The above-referenced disclosure has been removed from the prospectus.

6.       If any of the ETFs or Closed-End Funds in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs or Closed-End Funds.

Response: The Trust does not anticipate holding ETFs or Closed-End Funds that are advised by the Sponsor’s affiliate, First Trust Advisors L.P. However, if the Trust’s final portfolio contains any ETFs or Closed-End Funds advised by the Sponsor’s affiliate, appropriate disclosure will be added to the Trust’s prospectus.

7.       The Staff notes that going forward, First Trust plans to revise the “Additional Portfolio Contents” section to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.” Please revise to state, for example, that “The Trust’s investments include floating-rate securities, high-yield securities...”

Response: The Trust respectfully declines to revise the disclosure under the “Additional Portfolio Contents” section. The Trust does not invest directly in the above-referenced investment types, but rather has exposure to these investment types through its investments in the Funds. Therefore, the Trust believes the language as currently presented is adequate for investor comprehension.

Risk Factors

8.       Please revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon